Exhibit 3.07

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF INCORPORATION

OF

NATIONAL STEM CELL HOLDING, INC.

National Stem Cell Holding, Inc., (the "Corporation") a corporation organized and existing under the Delaware General Corporation Law ("DGCL"), does hereby certify-

FIRST: That the Board of Directors of the Corporation (the "Board"), by unanimous consent of its directors, filed with the minutes of the Board, adopted a resolution proposing and declaring advisable the following amendments to the Certificate of Incorporation of the Corporation

RESOLVED, that the Certificate of Incorporation of this Corporation be amended • by changing Article First hereof to read as follows:

FIRST: The name of the Corporation is Proteonomix, Inc.

RESOLVED, that the Certificate of Incorporation of this Corporation be further amended by changing Article Fourth hereof to read as follows:

FOURTH The Corporation is authorized to issue two classes of shares to be designated, respectively, Common Stock and Preferred Stock. The total number of shares of Common Stock this Corporation shall have authority to issue is Two Hundred Forty Million (240,000,000), par value $0.001 per share, and the total number of shares of Preferred Stock this Corporation shall have authority to issue is Ten Million (10,000,000), par value $0.001 per share. The Preferred Stock may be issued from time to time, in one or more series, each series to be appropriately designated by a distinguishing letter or title, prior to the issue of any shares thereof.

The Board of Directors of the Corporation is hereby authorized to fix or alter the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions, if any), the redemption price or prices, the liquidation preferences, any other designations, preferences and relative, participating, optional or other special rights, and any qualifications, limitations or restrictions thereof, of any wholly unissued series of Preferred Stock, and the number of shares constituting any such unissued series and the designation thereof, or any of them; and to increase or decrease the number of shares of any series subsequent to the issue of shares of that series, but not below the number of shares of such series then outstanding.

SECOND: That in lieu of a meeting and vote of the stockholders of the Corporation, a majority. of the holders of the Corporation's Common Stock have given their written consent to said amendment in accordance with the provisions of Section 228 of the DGCL; and written notice of the adoption of the amendments has been given as provided in Section 228 of the DGCL to every stockholder entitled to such notice.

THIRD:

That the foregoing amendments to the Certificate of Incorporation were duly adopted in accordance with the provisions of Section 242 of the DGCL.

FOURTH:

That the capital of the Corporation shall not be reduced under or by reason of said amendments.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed on this 21st day of July, 2008.

By: /s/ Michael Cohen

Michael Cohen

President